Exhibit 99.(a)(5)(E)

PRESS RELEASE

Paris, June 8, 2011

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PPR S.A. Extends Cash Tender Offer for Volcom, Inc.

PPR S.A. (FR 0000121485, PRTP.PA, PPFP) announced today that its previously announced tender offer to acquire all the outstanding shares of common stock of Volcom, Inc. (NASDAQ: VLCM) for $24.50 per share in cash has been extended to allow additional time to obtain necessary foreign antitrust approvals and will now expire at 5:30 p.m., New York City time, on Thursday, June 16, 2011, unless further extended. All other terms and conditions of the offer remain unchanged.

The transaction is subject to the satisfaction of customary closing conditions, including receipt of the remaining applicable regulatory approvals. As previously announced on May 24, 2011, the parties received notification of early termination of the waiting period under the Hart-Scott-Rodino Act. As of 4:00 p.m., New York City time, on June 7, 2011, a total of approximately 8,868,132 shares of Volcom common stock (including 4,014,184 shares tendered through notices of guaranteed delivery) had validly been tendered into and not withdrawn from the offer.

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Advisors

Peter J. Solomon Company is acting as financial advisor, and Wachtell, Lipton, Rosen & Katz is acting as legal advisor, to PPR.

Important Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by PPR on May 11, 2011, as amended and supplemented through the date of this release.  Volcom filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on May 11, 2011, as amended and supplemented through the date of this release.  The Schedule TO (including the offer to purchase, related letter of transmittal and other tender offer documents) and the Schedule 14D-9 contain important information that should be ready carefully and entirely before making any decision to tender securities into the tender offer.  Volcom stockholders may obtain a free copy of these materials on the SEC’s website at www.sec.gov. or by contacting the information agent for the tender offer, MacKenzie Partners, Inc., at 105 Madison Avenue, New York, New York 10016 or by calling (212) 929-5500 (collect) or (800) 322-2285 (toll-free).

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this press release, along with oral statements made from time to time by representatives of the company, are forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transactions could differ materially from the forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the combined companies’ plans following, and the expected completion of, the proposed acquisition. These forward-looking statements involve certain risks and uncertainties that could cause actual results and the timing of events to differ materially from those indicated in such forward-looking statements and generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Risks and uncertainties include the ability of the parties to complete the transactions contemplated by the merger agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the tender offer and the subsequent merger; uncertainties as to how many of Volcom’s stockholders will tender their shares of common stock in the tender offer; the possibility that various other conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; other uncertainties pertaining to the business of PPR and of Volcom; the outcome of any legal proceedings that may be instituted against one or both of PRR and Volcom and others in connection with the definitive agreement and transactions; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; and other factors described in any of the companies’ filings with the French AMF (Autorité des marchés financiers) and the SEC, which contain and identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements. Many of the factors that will determine the outcome of the subject matter of this communication are beyond either PPR’s or Volcom’s ability to control or predict. The reader is cautioned not to unduly rely on these forward-looking statements. PPR expressly disclaims any intent or obligation to update or revise publicly any forward-looking statements except as required by law.

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This press release is a free translation of the French original press release.

The original French version of this press release is available on our website at www.ppr.com.

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About PPR

PPR nurtures a group of high-growth global brands distributed in more than 120 countries. Through its Consumer and Luxury brands, PPR generated revenue of €14.6 billion in 2010, and had approximately 60,000 employees at December 31, 2010. The PPR share is listed on Euronext Paris (FR 0000121485, PRTP.PA, PPFP).  To explore the PPR brand universe, please visit www.ppr.com :  the Luxury group (Gucci, Bottega Veneta, Yves Saint Laurent, Balenciaga, Boucheron, Sergio Rossi, Alexander McQueen and Stella McCartney), Puma, Fnac and Redcats (La Redoute, The Sportsman’s Guide, The Golf Warehouse…).

About Volcom

Volcom is an innovative designer, marketer and distributor of premium quality young mens and womens clothing, accessories and related products.  The Volcom brand, symbolized by The Stone , is athlete-driven, creative and forward thinking.  Volcom has consistently followed its motto of “youth against establishment,” and the brand is inspired by the energy of youth culture.  Volcom and Electric branded products are sold throughout the United States and internationally.  Volcom’s news announcements and SEC filings are available through the company’s website at www.volcom.com.

Contacts
Press (France):	Charlotte Judet	+33 (0)1 45 64 65 06	cjudet@ppr.com
	Paul Michon	+33 (0)1 45 64 63 48	pmichon@ppr.com
Press (U.S.):	Stephanie Slipher	(+1) 212-453-2211	stephanie.slipher@fleishman.com
Analysts/Investors :	Alexandre de Brettes Emmanuelle Marque	+33 (01 45 64 61 49 +33 (01 45 64 63 28	adebrettes@ppr.com emarque@ppr.com
Website:	www.ppr.com